UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35726 / August 26, 2025

In the Matter of:

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Senior Loan Fund
Invesco Advisers, Inc.

1331 Spring Street, NW, Suite 2500
Atlanta, GA 30309

Invesco Senior Secured Management, Inc.
Invesco Direct Lending (UL) Master Fund II, SCSp
Invesco Direct Lending (L) II Blocker, LLC
Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Direct Lending (UL) Fund (Cayman) II, L.P.
Invesco Private Credit Opportunities Master Fund, L.P.
Invesco Private Credit Opportunities Holdco, LLC
Invesco PCO Evergreen Master Fund, L.P.
Invesco PCO Evergreen Holdco, LLC
Invesco Credit Partners Master Fund III, L.P.
Invesco Credit Partners Opportunities Fund 2023, L.P.

225 Liberty Street
New York, NY 10281

812-15781

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Invesco Dynamic Credit Opportunity Fund, et al. filed an application on May 6, 2025, and an
amendment to the application on July 9, 2025, requesting an order under sections 17(d) and 57(i)
of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would
permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act
and rule 17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On July 29, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35695). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.